Filed by Landry's Seafood Restaurants, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company:  Rainforest Cafe, Inc.
                                             Commission File No.: 333-31864


  (The following is a press release issued by Landry's Seafood Restaurants, Inc. on April 26, 2000)


                     LANDRY'S SEAFOOD RESTAURANTS INC.
               ANNOUNCES CANCELLATION OF PROPOSED MERGER WITH
                           RAINFOREST CAFE, INC.


  HOUSTON---April 26, 2000--Landry's Seafood Restaurants Inc.
  ("Landry's") (NYSE:LNY - news) announced today that the proposed merger with Rainforest Cafe, Inc. ("Rainforest") has been canceled. Landry's cited Rainforest's inability to obtain their shareholders' approval as the reason for the cancellation. Although the majority of voting shareholders have voted in favor of the merger, Minnesota law requires an affirmative vote by an absolute majority of all shareholders. According to Landry's Chairman, President and CEO, Tilman J. Fertitta, "Due to an extremely aggressive campaign by the State of Wisconsin Investment Board urging Rainforest shareholders to vote against the merger, it was apparent that Rainforest would not obtain the requisite votes necessary to allow for consummation of the merger by the scheduled meeting of shareholders."

  Fertitta added, "We negotiated a deal that we believed was in the best interests of Landry's shareholders. We did substantial due diligence and made an offer based on our actual knowledge of Rainforest's business. Obviously some of Rainforest's shareholders believed we cut too good a deal for Landry's shareholders. We cannot be faulted for that. We are a disciplined buyer and were not willing to increase our offer."

  Statements contained in this press release are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to risks and uncertainties which could cause actual results to differ from those anticipated.

  Contact:    Landry's Seafood Restaurants Inc., Houston
              Tilman J. Fertitta, 713/850-1010
                      or
              Steven L. Scheinthal, 713/850-1010